UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                           FORM 12b-25

                   NOTIFICATION OF LATE FILING
                         FOR FORM 10-QSB

       For Period Ended             Commission File No. 0-27055
      September 30, 2000               CUSIP No. 149649 10 5

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE
COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of a filing above, identify the Item(s) to which the notification relates:



PART I - REGISTRANT INFORMATION

                    CAVION TECHNOLOGIES, INC.
                    (Full Name of Registrant)

                      6446 S. Kenton Street
                    Englewood, Colorado 80111
             (Address of Principal Executive Office)

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a)  The reasons described in reasonable detail in Part
               III of this form could not be eliminated without unreasonable effort or expense;

               (b)  The subject annual report, semi-annual
               report, transition report on Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portions thereof, will be filed
X                   on or before the fifteenth calendar day
               following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

               (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Forms 10-
KSB, 20-F, 11-K, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

          The Registrant is unable to file the subject report within the prescribed time period because the Registrant is involved in negotiations pointed toward the announcement of a major corporate transaction and the proposed transaction would have a material effect on the Registrant's historical financial statements. Accordingly, the financial statements and related information in the subject report have not been completed.





PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

     Marshall E. Aster   (720) 875-1900

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

      [X]   Yes          [ ]   No

(3) Is it anticipated that any significant change in results of operation from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

      [X]  Yes           [ ]   No

     The Registrant intends to report that its operating losses have continued to be substantial, that its cash on hand as of September 30, 2000 was less than $200,000, and that, in the absence of a substantial infusion of capital from the currently contemplated corporate transaction, from its ongoing private offering of convertible promissory notes or from other sources, it will not be able to sustain even reduced operations beyond December 31, 2000.




                    CAVION TECHNOLOGIES, INC.
          (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date:  November 15, 2000           By:/s/ Marshall E. Aster
                                      Marshall E. Aster
                                      Vice President and
                                      Chief Financial Officer